ALSTON & BIRD

2828 N. Harwood Street

Suite 1800

Dallas, TX  75201-2139

214-922-3400 | Fax: 214-922-3899

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

February 5, 2018

Via UPS Next-Day Air Delivery

Mr. Coy Garrison, Special Counsel Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3233 100 F Street Washington, DC 20549

Re:	Hartman Short Term Income Properties XX, Inc. Registration Statement on Form S-4 Filed December 7, 2017 File No. 333-221930

Dear Mr. Garrison:

This letter sets forth the response of our client, Hartman Short Term Income Properties XX, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 5, 2018 regarding the Issuer’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this correspondence, the Issuer has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission to reflect these comments and other changes to the Registration Statement. For ease of reference, this letter includes the same caption and paragraph number, as well as the text of the comments, set forth in your January 5, 2018 comment letter, followed by the Issuer’s responses thereto. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1.

General

1.

Comment:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  Please be advised that no written communications or research reports of the type described have been prepared to date. If and when such written communications or research reports are prepared, the Issuer will supplementally provide copies of those communications to the Commission.

2.

Comment:

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  The Issuer intends to include a Hartman logo in the prospectus, a copy of which is attached as Exhibit A hereto. The Issuer will provide the Commission with copies of any additional graphics, maps, photographs and related captions or other artwork that the Issuer intends to use in the Issuer’s prospectus as soon as such materials become available.  The Issuer confirms that no graphics and pictorial representations will be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review thereof.

3.

Comment:

Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

Response:

Copies of such board books or similar materials are enclosed herewith.

4.

Comment:

In order for investors to understand better the changes in your organizational structure, related party relationships, and ownership as a result of the mergers, please consider providing a graphical representation of your, Hartman XIX’s, and HI-REIT’s corporate structure and ownership prior to the mergers and your corporate structure and ownership after the mergers.

Response:

The requested organizational charts, showing pre-Mergers structure and post-Mergers structures, has been added to page 20 of the Registration Statement.

5.

Comment:

We note your disclosure on pages 46 and 48 that you include unaudited financial statements as of and for the period ended September 30, 2017 for Hartman XIX and HI-REIT. We also note your disclosure on page 56 and elsewhere that pro forma financial information is provided on page F-1. However, we are unable to locate these financial statements in the appendices. Please clarify and/or revise your filing to include this information.

Response:

The requested financial statements have been added as Appendix IV of the Registration Statement.

Summary

The Combined Company, page 32

6.

Comment:

We note your statement that the Combined Company will have a total capitalization of approximately $600 million. Please explain how this number is calculated.

Response:

The Issuer has removed the statement from the Registration Statement.  The statement only appeared once in the Registration Statement and the Issuer believes that the statement is not essential to the intent of the disclosure in which it was included, which was simply to describe the Combined Company after the Mergers.

The Mergers, page 33

7.

Comment:

We note your disclosure that, upon completion of the Mergers, former Hartman XIX and HI-REIT stockholders will own approximately 51% of the diluted common equity of the Combined Company. Please disaggregate the percentage of the diluted common equity of the Combined Company to be held by the former Hartman XIX and HI-REIT stockholders, respectively.

Response:

The Issuer has revised the disclosure on page 35 of the Registration Statement to disclose the percentage of the diluted common equity of the Combined Company that will be held by the former stockholders of Hartman XIX and HI-REIT, respectively.

Opinion of Financial Advisor, page 38

8.

Comment:

Please delete the statement that the summary of Pendo’s opinion is “qualified in its entirety by reference to the full text of its written opinion” here and on page 191. Investors are entitled to rely upon your disclosure.

Response:

The Issuer has deleted the statement as requested throughout the Registration Statement.

Affiliation of Hartman XX, Hartman XIX and HI-REIT, page 39

9.

Comment:

We note your disclosure that “Mr. Hartman owns or controls . . . 100% of the issued and outstanding shares of HARTMAN XIX Common Stock.” We also note your disclosure on page 31 and elsewhere that “Mr. Hartman indirectly owns 70% of the issued and outstanding shares of HARTMAN XIX Common Stock, with the remaining 30% of such shares held by HIRM.” Please reconcile these disclosures or explain to us why they are consistent.

Response:

The Issuer has revised the disclosure on page 40 and elsewhere in the Registration Statement to reconcile the inconsistencies in the prior disclosure.

Conditions to Completion of the Mergers, page 41

10.

Comment:

Please revise your disclosure in this section to clarify that the Hartman XIX Merger and the HI-REIT Merger are cross-conditioned, per your disclosure in the fourth bullet point under “Conditions to Completion of the Mergers ― Mutual Closing Conditions” on page 221.

Response:

The Issuer has revised the disclosure on page 42 of the Registration Statement as requested.

Termination Fee and Expense Reimbursements, page 43

11.

Comment:

We note your disclosure in this section that “[g]enerally, all fees and expenses incurred in connection with the Mergers and the transactions contemplated by the Merger Agreements will be paid by the party incurring those expenses.” Please revise your disclosure here or elsewhere, as appropriate, to quantify the anticipated costs in connection with the mergers and describe how these costs will be allocated.

Response:

The Issuer has quantified the expenses as requested in the table on page 44 of the Registration Statement.

Selected Unaudited Pro Forma Consolidated Financial Information, page 49

12.

Comment:

Please revise the pro forma data provided throughout your filing to eliminate pro forma data for time periods other than those allowed under Rule 11-02(c)  of Regulation S-X.

Response:

The pro forma data throughout the Registration Statement has been revised to eliminate all time periods except for pro forma data for time periods allowed under Rule 11-02(c) of Regulation S-X.

Unaudited Comparative Per Share Information, page 55

13.

Comment:

We note that you present Cash flow from operations per share. Please remove any liquidity measures presented on a per share basis from the filing. Refer to Accounting Series Release No. 142 and Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Issuer has revised the Registration Statement to remove the liquidity measures presented on a per share basis.

14.

Comment:

Please tell us what the Pro forma Equivalent measures represent, and how those are calculated. In your response, please clarify whether you have included any fair value adjustments within the measure of historical book value.

Response:

In footnote 1 to the table at page 52, the Issuer notes that the pro forma equivalent measure represents: “The book value per common, preferred or subordinated share is a mathematical calculation using amounts from HARTMAN XX's, HARTMAN XIX’s and HI-REIT’s consolidated balance sheets, and is calculated as (1) total GAAP assets, (2) minus total GAAP liabilities and non-controlling interests, if applicable, to determine the book value attributable to each respective class of stock, (3) divided by the total number of shares of common, preferred or subordinated stock outstanding, respectively. HARTMAN XX's, HARTMAN XIX’s and HI-REIT’s management do not believe book value per share of common stock is an accurate reflection of the current estimated value per share of common stock.  The sum of the HARTMAN XX historical per share amounts plus the HARTMAN XIX and HI-REIT pro forma equivalent amounts per share, respectively, equals the HARTMAN XX pro forma combined per share amount.”  The Issuer did not include any fair value adjustments within the measure of historical book value.

Risk Factors, page 61

15.

Comment:

It appears from the tabular disclosure under the heading “Unaudited Comparative Per Share Information” on page 55 that the mergers may have a dilutive effect on Hartman XX’s book value per common share. Please include risk factor disclosure addressing this risk, or advise us why such disclosure is not material.

Response:

The Issuer has added a risk factor regarding the dilutive effect on Hartman XX’s book value per common share on page 58 of the Registration Statement.

The Companies

Hartman XX

Investment Portfolio, page 81

16.

Comment:

Please revise your disclosure in this section to include all of the disclosures required for certain properties by Item 15 of Form S-11, including without limitation occupancy rate expressed as a percentage for each of the last five years and average effective annual rental per square foot or unit for each of the last five years, or advise us why such disclosure is not required. Please include similar disclosure with respect to the portfolios held by Hartman XIX and HI-REIT, as applicable. Refer to General Instructions B.2 and C.2 of Form S-4.

Response:

The Issuer has revised pages 75-76 of the Registration Statement to include the information required for certain properties by Item 15 of Form S-11, including (a) occupancy rate expressed as a percentage for each of the last five years, (b) information regarding major tenants and (c) average effective annual rental per square foot or unit for each of the last five years.

Fees Paid to Hartman XX’s Affiliates, page 102

17.

Comment:

We note that the disclosure on pages 101-102 includes a narrative description of debt financing fees, reimbursement for organization and offering costs, reimbursements for selection and acquisition of assets, and construction management fees payable to affiliates, but the table on page 102 does not include any amounts relating to those fee arrangements. Please revise to include or break out these fees, as applicable, or advise us why the current disclosure is appropriate.

Response:

The Issuer has revised the chart on page 97 of the Registration Statement as requested.

Quantitative and Qualitative Disclosures about Market Risk, pages 122, 141, 157

18.

Comment:

We note your qualitative disclosure of interest rate risk associated with your outstanding debt. Please expand to provide your market risk disclosure using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

Response:

The Issuer has expanded the market risk disclosure on pages 117, 137, and 156 of the Registration Statement to include disclosure as prescribed under Item 305 of Regulation S-K. The Issuer notes that the non-tabular disclosure approach presented by the Issuer in the Registration Statement is consistent with the disclosure of qualitative disclosure of interest rate risk presented by other public, non-traded REITs.

The Mergers

Background of the Mergers, page 180

19.

Comment:

We note your disclosure on page 180 regarding the alternatives for a liquidity event that the Hartman XX, Hartman XIX, and HI-REIT boards considered. Please elaborate as to the reasons why the Hartman XX, Hartman XIX, and HI-REIT boards decided to pursue the mergers instead of the other strategic alternatives to the extent discussed.

Response:

The Issuer has expanded the disclosure on page 179 of the Registration Statement as requested.

20.

Comment:

We note your disclosure in this section that Realty Capital International was engaged to advise the companies regarding the proposed mergers and subsequent initial public offering of the stock of the combined company. Please revise to describe in more detail the services that Realty Capital International performed in its role as an advisor to the companies.

Response:

The Issuer has revised the disclosure in the Registration Statement to remove the references to Realty Capital International.  Given the time period during which Realty Capital International was involved (i.e., 2014 and early 2015) and its relatively limited role in providing advisory services during that time period, the Issuer has determined that the discussion of Realty Capital International is not material to the stockholders of HARTMAN XX, HARTMAN XIX or HI-REIT.

21.

Comment:

We note that the boards and special committees of Hartman XX, Hartman XIX, and HI-REIT reviewed appraisals prepared by WKW Financial Advisors and a fairness opinion and valuation materials prepared by Herrera Partners in considering whether to pursue the mergers, and that Pendo Advisors reviewed such materials in preparing its fairness opinion. Please include the information required by Item 1015(b) of Regulation M-A and file such materials as exhibits or advise us why including the disclosure or filing the materials is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

Response:

The Issuer has revised the disclosure beginning on page 189 of the Registration Statement to include the information required by Item 1015(b) of Regulation M-A and has included the appraisals and opinions of WKW and Herrera Partners as appendixes to the Registration Statement.

22.

Comment:

Please revise your disclosure in this section to include all of the information required by Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Pendo followed, Pendo’s findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.

Response:

The Issuer has revised the disclosure beginning on page 189 of the Registration Statement to include the information required by Item 1015(b) of Regulation M-A.

Interests of Hartman XX, Hartman XIX and HI-REIT Directors and Executive Officers in the Mergers

Conversion of Outstanding Shares of Hartman XX and HI-REIT Stock, page 213

23.

Comment:

Please revise the tables on page 213 and 214 to include the percentage of each class of stock held by each officer and director, respectively, before and after the mergers and related transactions. Refer to Item 201(b)(2) of Regulation S-K.

Response:

The Issuer has revised the tables on page 213 of the Registration Statement to include the percentage of each class of stock held by each officer and director, respectively, before and after the Mergers. Other than Allen R. Hartman, none of the listed officers own any HARTMAN XX, HARTMAN XIX, or HI-REIT stock.

The Merger Agreements

Merger Consideration, page 217

24.

Comment:

Please revise your disclosure in this section or elsewhere, as appropriate, to describe how the merger consideration exchange ratios were determined or negotiated and the basis for and assumptions underlying the exchange ratios selected.

Response:

The Issuer has revised the disclosure on page 216 of the Registration Statement, and elsewhere as appropriate, to provide and explanation of how the merger ratios were determined.

Exhibit 23

25.

Comment:

We note that the financial statement schedules included in the registration statement are not referenced in the audit consents. Please revise your disclosure to include this information or tell us why it is not necessary.

Response:

Weaver and Tidwell, L.L.P., the Issuer’s auditors, have revised their consents to include the financial statement schedules.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Mr. Allen R. Hartman, Hartman Short Term Income Properties XX, Inc.

Mr. Coy Garrison

[_], 2018

EXHIBIT A